UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2023

TKB CRITICAL TECHNOLOGIES 1

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40959	98-1601095
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

400 Continental Blvd, Suite 600

El Segundo, CA 90245

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 426-2055

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	USCTU	The Nasdaq Stock Market, LLC
Class A ordinary shares, par value $0.0001 per share	USCT	The Nasdaq Stock Market, LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	USCTW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information included in Item 5.07 of this Current Report on Form 8-K with respect to the amendment to the Trust Agreement (as defined below) is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information included in Item 5.07 of this Current Report on Form 8-K with respect to the Extension Amendment (as defined below) is incorporated by reference herein.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On January 27, 2023, TKB Critical Technologies 1, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, holders of 23,908,701 of the Company’s ordinary shares, which represents approximately 83% of the ordinary shares issued and outstanding and entitled to vote as of the record date of December 21, 2022, were represented in person or by proxy.

At the Extraordinary General Meeting, the shareholders approved a proposal (the “Extension Amendment Proposal”) to amend the Company’s amended and restated memorandum and articles of association (“Articles”) to extend the date that the Company has to consummate a business combination from January 29, 2023 to June 29, 2023 (the “Extension Amendment”). The shareholders also approved a proposal (the “Trust Agreement Amendment Proposal”) to amend the Company’s Investment Management Trust Agreement, dated as of October 26, 2021, by and between the Company and Continental Stock Transfer & Trust Company as trustee (“Trust Agreement”), to make a corresponding extension to the date the Company must commence liquidation of the Trust Account from January 29, 2023 to June 29, 2023. The vote tabulation for the Extension Amendment Proposal and Trust Agreement Amendment Proposal is set forth below.

Approval of Proposal 1-Extension Amendment Proposal

Votes For	Votes Against	Abstentions
23,654,150	254,551	0

Approval of Proposal 2-Trust Agreement Amendment Proposal

Votes For	Votes Against	Abstentions
23,654,150	254,551	0

In connection with the vote to approve the Extension Amendment Proposal, the holders of 17,533,296 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.38 per share, for an aggregate redemption amount of approximately $181.9 million. After the satisfaction of such redemptions, the balance in the Company’s trust account will be approximately $56.7 million.

Under Cayman Islands law, the amendment to the Articles took effect upon approval of the Extension Amendment Proposal. Accordingly, the Company now has until June 29, 2023 to consummate its initial business combination. The foregoing description of the amendment to the Articles is qualified in its entirety by the full text of the Amendment to the Amended and Restated Memorandum and Articles of Association, which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

Following shareholder approval of the Trust Agreement Amendment Proposal, the Company entered into the amendment to the Trust Agreement. The foregoing description of the amendment to the Trust Agreement is qualified in its entirety by the full text of the Amendment to the Investment Management Trust Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Additional Information and Where to Find It

As previously announced, on January 10, 2023, TKB entered into a business combination agreement with Wejo Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Wejo”), and Green Merger Subsidiary Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Wejo (the “Merger Sub 1”) and upon execution of a joinder to the business combination agreement, each of Wejo Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda and wholly owned subsidiary of Wejo (“Holdco”) and Wejo Acquisition Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned Subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, (i) Wejo will transfer all of its Merger Sub 1 shares to Holdco, (ii) Merger Sub 1 will merge with and into TKB, with TKB continuing as the surviving company (“TKB Merger”), and (iii) Merger Sub 2 will merge with Wejo, with Wejo continuing as the surviving company (the “Wejo Merger” and, together with the TKB Merger, the “Business Combination”), so that, immediately following completion of the Business Combination (the “Closing”), each of Wejo and TKB will be a wholly owned subsidiary of Holdco. The Closing is expected to occur in the second quarter of 2023. In connection with the Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov.

The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1, 400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com.

The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation

TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report and the exhibits hereto do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report and the exhibits hereto do not constitute either advice or a recommendation regarding any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Forward-Looking Information

This Current Report and the exhibits hereto contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Current Report and the exhibits hereto are forward-looking statements. Forward-looking statements with respect to TKB, Wejo and the Business Combination, include statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report and the exhibits hereto, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Business Combination or cause the parties to abandon the Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Business Combination, (vi) the effect of the announcement or pendency of the Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Business Combination disrupts current plans and operations of Wejo and the disruption of management’s attention due to the Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix) the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, (iii) Forms 10-Q filed with the SEC on May 13, 2022, August 12, 2022 and November 12, 2022, (b) Wejo’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022 (as amended on April 11, 2022), (iii) Forms 10-Q filed with the SEC on May 16, 2022, August 15, 2022 and November 21, 2022, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Memorandum and Articles of Association of TKB Critical Technologies 1
10.1	Amendment to Investment Management Trust Agreement, dated January 27, 2023
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 30, 2023

TKB CRITICAL TECHNOLOGIES 1

By:	/s/ Angela Blatteis
Name:	Angela Blatteis
Title:	Co-Chief Executive Officer and Chief Financial Officer